1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE MONTH OF JULY 2002

SK Telecom Co., Ltd.

(Translation of registrant's name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This report on Form 6-K filed by the Registrant shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-14102 and 333-91034) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This report contains the following: (i) the form of Underwriting Agreement, dated July 25, 2002, among SK Telecom Co., Ltd., SK Corporation, SK Global Co., Ltd. and the underwriters named thereto and (ii) the form of the Registration Rights Agreement to be entered into on August 1, 2002 among SK Corporation, Momenta (Cayman) and SK Telecom Co., Ltd. pg. 4

SK Telecom Co., Ltd.

20,000,007 American Depositary Shares
Representing 2,222,223 Shares of Common Stock

(par value Won 500 per Share)

Underwriting Agreement

July 25, 2002

Credit Suisse First Boston Corporation
Goldman Sachs (Asia) L.L.C.,
As representatives of the several Underwriters
named in Schedule II hereto,
c/o Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen's Road, Central
Hong Kong, China

Ladies and Gentlemen:

The stockholders of SK Telecom Co., Ltd. (the "Company"), a corporation with limited liability established under the laws of the Republic of Korea (the "Republic"), named in Schedule I hereto (the "Selling Stockholders"), propose, subject to the terms and conditions stated herein, to sell to the underwriters named in Schedule II hereto (the "Underwriters"), an aggregate of 20,000,007 American Depositary Shares (the "ADSs"), representing 2,222,223 shares of the Company's common stock, par value Won 500 per share (the "Common Stock"). Any offering of ADSs is referred to herein as the "Offering". The shares of Common Stock represented by the ADSs are hereinafter called the "Shares." The ADSs will be evidenced by American Depositary Receipts (the "ADRs"). The ADSs and the ADRs will be issued pursuant to a Deposit Agreement, dated as of May 31, 1996, as amended by amendment no. 1 dated March 15, 1999, amendment no. 2 dated April 24, 2000 and amendment no. 3 dated July 24, 2002 (the "Original Deposit Agreement," and together with and as supplemented by the side letter dated asof July 24, 2002 by and between the Depositary and the Company, the "Deposit Agreement"), among the Company, Citibank, N.A., as depositary (the "Depositary"), and all holders from time to time of the ADRs issued thereunder. Each ADS will initially represent the right to receive one-ninth of one share of Common Stock.

Registration statements on Form F-3 (File Nos. 333-91034 and 333-14102) (together, the "Initial Registration Statement") in respect of the Shares have been filed with the United States Securities and Exchange Commission (the "Commission"). The various parts of the Initial Registration Statement, including (i) the information contained in the form the final Prospectus filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof and deemed by virtue of Rule 430A to be part of the Initial Registration Statement at the time it was declared effective and (ii) all exhibits thereto, and any registration statement increasing the size of the offering (a "Rule 462(b) Registration Statement"), filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, as amended (the "Act"), including all exhibits thereto, and the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Initial Registration Statement became effective, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the "Registration Statement". Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement. The prospectus relating to the ADSs, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement, being hereinafter called the "Prospectus". Any reference herein to any "Preliminary Prospectus" shall be deemed to refer to a preliminary prospectus relating to the ADSs included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) of the rules and regulations of the Commission under Act. Any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be. Any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the ADSs in the form in which it is filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of such filing).

Section 1. (a) The Company represents and warrants to, and agrees with, each of the Underwriters that:

(i) The Registration Statement has been filed with the Securities and Exchange Commission (the "Commission"); such Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to Credit Suisse First Boston Corporation and Goldman Sachs (Asia) L.L.C. (together, the "Representatives") and, excluding exhibits to such Registration Statement, but including all documents incorporated by reference in the Prospectus contained therein, heretofore delivered or to be delivered to each of the other Underwriters, have been declared effective by the Commission in such form; other than a Rule 462(b) Registration Statement, which became effective upon filing, no other document with respect to such Initial Registration Statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission (other than preliminary and final prospectuses or prospectus supplements filed pursuant to Rule 424(a) or Rule 424(b) of the rules and regulations of the Commission under the Act, each in the form heretofore delivered to the Representatives); and no stop order suspending the effectiveness of such Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and to the best of the Company's knowledge, no proceeding for that purpose has been initiated or threatened by the Commission;

(ii) No order preventing or suspending the use of any Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder;

(iii) The documents incorporated by reference in the Prospectus, when they were filed with the Commission conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents are filed with the Commission will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; *provided*, *however*, that this representation and warranty shall not apply to (A) the information provided by the Selling Stockholders as specified in Section 8(b) below or (B) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use in the Prospectus as amended or supplemented;

(iv) Registration statements on Form F-6 (File Nos. 333-10152 and 333-96575) in respect of the ADSs have been filed with the Commission; such registration statements, in the forms heretofore delivered or to be delivered to the Representatives and, excluding exhibits to such registration statement, have been declared effective by the Commission in such forms; no other document with respect to such registration statements has heretofore been filed with the Commission; no stop order suspending the effectiveness of any such registration statement has now been issued and to the best of the Company's knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statements, taken together, including all exhibits thereto, each as amended at the time such part of a registration statement became effective, are hereinafter collectively called the "ADS Registration Statement");

(v) The Registration Statement, the ADS Registration Statement and the Prospectus conform, and any further amendments or supplements to the Registration Statement, the ADS Registration Statement or the Prospectus will conform, in all material respects, to the requirements of the Act and the rules and regulations of the Commission thereunder; the Registration Statement, the ADS Registration Statement and any amendments or supplements thereto did not and will not, as of the applicable effective date, as to the Registration Statement, the ADS Registration Statement and any amendments or supplements thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus, at the date hereof does not ,and at the Time of Delivery (defined in Section 4 hereof) will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided, however,* that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives or any of their affiliates expressly for use in the Registration Statement or the Prospectus;

(vi) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business that is material to the Company and its subsidiaries taken as a whole from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor stoppage or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus; and, since the respective dates as of which information is given in the Registration Statement and the Prospectus, there has not been any material change in the consolidated capitalization or the consolidated long-term debt of the Company and its subsidiaries taken as a whole or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs or senior management of the Company or the consolidated financial position, stockholders' equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Prospectus;

(vii) The Company has been duly incorporated and is validly existing as a corporation under the laws of the Republic, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

(viii) The Company has an authorized capitalization as set forth in the Prospectus as amended or supplemented and all of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable;

(ix) The Shares have been duly and validly authorized and duly issued and are fully paid and non-assessable; the Shares conform, in all material respects, to the description under the caption "Description of Capital Stock" contained in the Prospectus as amended or supplemented; all of the Common Stock (including the Shares) have been duly listed and admitted for trading on the Korea Stock Exchange in Seoul, Korea; the stockholders of the Company have no pre-emptive or other rights to acquire the Shares or ADSs and there are no restrictions on transfers of the Shares or the ADSs under Korean law except as described in the Prospectus as amended or supplemented;

(x) The compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement, and the consummation by the Company of the transactions herein and therein contemplated, will not (A) result in any violation of the provisions of the Articles of Incorporation of the Company, (B) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or other assets of the Company is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not have a material adverse effect on the general affairs, senior management or current, or insofar as reasonably can be foreseen, future consolidated financial condition, stockholders' equity or results of operations of the Company and its subsidiaries taken as a whole (a

7

"Material Adverse Effect"), or (C) result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its properties ("Governmental Agency");

(xi) No consent, approval, authorization, order, registration, clearance or qualification ("Governmental Authorization") of or with any such U.S. or Korean Governmental Agency is required to be obtained or made by the Company for the sale of the ADSs or the consummation by the Company of the transactions contemplated by this Agreement or the Deposit Agreement, except (i) such as have been, or wll have been obtained prior to the Time of Delivery, under the Act, the Exchange Act, and the regulations thereunder, (ii) the report to the Ministry of Finance and Economy of the Republic on the issue of the ADSs, which has been made, and (iii) such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the ADSs by the Underwriters;

(xii) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and, assuming the Depositary has satisfied those legal requirements that are applicable to it to the extent necessary to make the Deposit Agreement enforceable against it, constitutes a valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and to general principles of equity and, assuming the accuracy of, and compliance with, the representations, warranties and covenants made by the Selling Stockholders herein, upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Prospectus;

(xiii) The Company and its subsidiaries have good title to all real property and good title to all personal property owned by them that are material to the business or operations of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances and defects except such as are described in the Prospectus as amended or supplemented or do not, or are not reasonably expected to, materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries that are material to the business or operations of the Company and its subsidiaries taken as a whole are held by them under valid leases with such exceptions as are not material or do not, or are not reasonably expected to, materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries taken as a whole;

(xiv) The Company is not in violation of its Articles of Incorporation or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which any of them or any of its properties may be bound, except any such violation or default that is not likely to have a Material Adverse Effect;

(xv) The Company has all necessary licenses and approvals of and from applicable Government Agencies to carry on their respective businesses as described in the Prospectus, except where the failure to have any such license or approval will not have a Material Adverse Effect;

(xvi) The Company is not an "investment company" nor an entity controlled by an "investment company", as such terms are defined in the United States Investment Company Act of 1940, as amended;

(xvii) In connection with the Offering, neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which has constituted stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and ADSs;

(xviii) Other than as set forth in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending to which the Company is a party or of which any property of the Company is the subject which, if determined adversely to the Company, would in the aggregate have a material adverse effect on the consolidated financial position, stockholders' equity or results of operations of the Company and its subsidiaries taken as a whole; and, to the best of the Company's knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or others; and

(xix) The Company has consented or will consent to the deposit of the Shares by the Selling Stockholders with the Depositary and the issuance by the Depositary of the ADRs evidencing the ADSs to be delivered by the Selling Stockholders to the Underwriters at or prior to the Time of Delivery.

(b) Each of the Selling Stockholders jointly and severally represents and warrants to, and agrees with, each of the Underwriters and the Company that:

(i) All consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any U.S. or Korean court or governmental agency or body having jurisdiction over such Selling Stockholders or any of their respective material properties required for the deposit of the Shares deposited with the Depositary against issuance of the ADRs evidencing the ADSs to be delivered at the Time of Delivery, for the sale and delivery of the ADSs to be sold by such Selling Stockholder hereunder, and for the execution and delivery by such Selling Stockholder of this Agreement and the Power of Attorney hereinafter referred to, and for the sale and delivery of the ADSs to be sold by such Selling Stockholder hereunder, have been obtained or made (except (i) such as have been obtained or made, or will be obtained or made prior to the Time of Delivery, under the Act, the Exchange Act, and the rules and regulations thereunder and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under State securities or blue sky laws in connection with the purchase or distribution of the ADSs by the Underwriters and (ii) such as have been obtained or made, or will be obtained or made, under the Republic's Securities and Exchange Act of 1962, as amended, and the regulations thereunder); and such Selling Stockholder has full right, corporate power and authority to enter into this Agreement and the Power of Attorney and to sell, assign, transfer and deliver the ADSs to be sold by such Selling Stockholder hereunder;

(ii) The sale of the ADSs to be sold by such Selling Stockholder hereunder, the deposit of the Shares with the Depositary against issuance of the ADRs evidencing the ADSs to be delivered by such Selling Stockholder at the Time of Delivery and the compliance by such Selling Stockholder with all the provisions of this Agreement, the Power of Attorney and the Deposit Agreement and the consummation of the transactions herein and therein contemplated relating to such Selling Stockholder will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound, or to which any of the property or assets of such Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Articles of Incorporation of such Selling Stockholder or any statute or any order, rule or regulation of any U.S. or Korean court or governmental agency or body having jurisdiction over such Selling Stockholder or any of its respective properties except in any such case for such conflicts, breaches, violations or defaults which would not result in a material adverse effect on such Selling Stockholder;

(iii) Such Selling Stockholder had, immediately prior to the time it deposited Shares with the Depositary against the issuance of the ADRs evidencing the ADSs to be sold by it to be delivered at the Time of Delivery, good and valid title to such Shares, in each case free and clear of all liens, encumbrances, equities and claims (other than for any liens, encumbrances, equities and claims created by or through any Underwriters); and, upon delivery of such ADSs and payment therefor pursuant hereto, good and valid title to such ADSs, free and clear of all liens, encumbrances, equities or claims, will pass to the several Underwriters (other than any liens, encumbrances, equities and claims recorded by or through any Underwriters);

(iv) Such Selling Stockholder has not taken and will not take, directly or indirectly, any action which has constituted stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or ADSs.

(v) Only to the extent that any statements or omissions made in the Registration Statement, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder expressly for use therein, such Registration Statement did, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus, when they become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(vi) In order to document the Underwriters' compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, such Selling Stockholder will deliver to you prior to or at the Time of Delivery a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof);

(vii) With respect to SK Global only, such Selling Stockholder has duly executed and delivered a Power of Attorney (the "Power of Attorney"), in the form heretofore furnished to you, appointing the persons indicated in Schedule II hereto, and each of them, as such Selling Stockholder's attorneys-in-fact (the "Attorneys-in-Fact") with authority to execute and deliver this Agreement on behalf of such Selling Stockholder, to determine the purchase price to be paid by the Underwriters to such Selling Stockholder as provided in Section 2 hereof, to execute all certificates of transfer required by the Deposit Agreement, to authorize the delivery of the ADSs to be sold by such Selling Stockholder hereunder and otherwise to act on behalf of such Selling Stockholder in connection with the transactions contemplated by this Agreement; and

(viii) Such Selling Stockholder has deposited or will deposit, prior to the Time of Delivery, Shares with the Depositary against the issuance of the ADRs evidencing the ADSs to be sold by it to the Underwriters and has orwill instruct the Depositary to deliver such ADSs to the Underwriters at the Time of Delivery; and such ADSs are subject to the interests of the Underwriters hereunder.

Section 2. Subject to the terms and conditions herein set forth, (a) each of the Selling Stockholders agrees, severally and not jointly, to sell to each of the Underwriters the number of ADSs set forth opposite the names of the Selling Stockholders in Schedule II hereto, and each of the Underwriters agrees, several and not jointly, to purchase from the Selling Stockholders, at a purchase price per ADS of U.S.$21.54 (less the Underwriters' commission identified in Section 4(a)), the number of ADSs set forth opposite the names of the Underwriters in Schedule I hereto.

(b) Each of the Selling Stockholders severally and not jointly agrees with each of the Underwriters during the period beginning from the date of the Prospectus and continuing to and including 150 days after such date, except as provided hereunder, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of the Company's capital stock (including Common Stock) or securities of the Company that are convertible into or exchangeable or exercisable for any shares of the Company's capital stock (including Common Stock), including any global, American or similar depositary shares, enter into a transaction which would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company's capital stock (including Common Stock), whether any of these transactions are to be settled by delivery of the Company's capital stock (including Common Stock) or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives, except that SK Corporation may make offers, sales, contracts to sell or otherwise dispose of any such securities as may be required to carry out the actions contemplated by the indenture, the notes and the other transaction agreements for the Offering; and provided, however, that SK Global may sell shares of our capital stock (including Common Stock) to the Company or a bank trust fund established by the Company so long as the Company or the bank trust fund, asthe case may be, shall be bound in writing by the terms of the restrictions sin this paragraph during the remainder of the aforesaid 150-day period for the shares sold to the Company by SK Global.

Section 3. (a) Upon the authorization by the Representatives of the release of the ADSs, the several Underwriters propose to offer the ADSs for sale upon the terms and conditions set forth in the Prospectus.

(b) Each Underwriter hereby represents and agrees that the ADSs to be purchased as described herein will be purchased by it as principal, and that such Underwriter will not, directly or indirectly, offer to sell or sell any Shares or ADSs in the Republic or to any resident of the Republic, except as otherwise permitted under the laws of the Republic.

(c) The Representatives agree to promptly advise the Company and the Selling Stockholders that the distribution of the ADSs pursuant to this Agreement and that all stabilization activities relating thereto have been terminated.

Section 4. (a) ADRs evidencing the ADSs to be purchased by each Underwriter hereunder, in definitive form, and in such authorized denominations and registered in such names as the Representatives or their United States selling agent(s) may request upon at least forty-eight hours' notice to the Company and the Selling Stockholders prior to each Time of Delivery (as defined below), shall be delivered by or on behalf of the Selling Stockholders to the Representatives or their United States selling agent(s), through the facilities of The Depository Trust Company (the "DTC"), for the account of such Underwriter, against payment by or on behalf of such Underwriter of the purchase price therefor (less the Underwriters' commission per ADS of $0.29079) by wire transfer to the accounts designated by the Selling Stockholders, payable to the order of the Selling Stockholders in immediately available funds.

The time and date of such delivery and payment shall be 9:30 a.m., New York City time, on August 1, 2002 or such other time and date as the Representatives and the Selling Stockholders may agree upon in writing. Such time and date for delivery of the ADSs is herein called the "Time of Delivery".

(b) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 7 hereof, including the cross-receipt for the ADSs and any additional documents reasonably requested by the Underwriters pursuant to Section 7(n) hereof, will be delivered at the offices of Cleary, Gottlieb, Steen & Hamilton, 39th Floor, Bank of China Tower, One Garden Road, Central, Hong Kong SAR, China (the "Closing Location"), and the ADSs will be delivered as specified in clause (a) above, all at the Time of Delivery. A meeting will be held at the Closing Location at or about 2:00 p.m., New York City time, on the New York Business Day next preceding the Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto, other than the form of the Global ADR, which shall be available at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, NY 10006. For the purposes of this Section 4, "New York Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close.

Section 5. The Company agrees with each of the Underwriters:

(a) To prepare the Prospectus as amended or supplemented in relation to the ADSs in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement, or, if applicable,such earlier time as may be required by Rule 424(b); to make no further amendment or any supplement to the Registration Statement or the ADS Registration Statement or Prospectus as amended or supplemented after the date of this Agreement and prior to the Time of Delivery for such ADSs which shall not have been approved by the Representatives for such ADSs promptly after they have received reasonable notice thereof (which approval by the Representatives shall not unreasonably be withheld); to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery for such ADSs and furnish the Representatives with copies thereof; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares or the ADSs, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement or the ADS Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed with the Commission, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Shares or the ADSs, of the suspension of the qualification of the Shares or the ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the ADS Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Shares or the ADSs or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order;

(b) Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Shares or the ADSs for offering and sale under the securities laws of such jurisdictions as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares or the ADSs, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(c) Prior to 10:00 a.m., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with printed copies of the Prospectus in New York City as amended or supplemented in such quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the ADSs and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify the Representatives and upon their request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a Prospectus in connection with sales of any of the ADSs at any time nine months or more after the date of this Agreement, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as you may reasonably request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(d) To make generally available to its securityholders (within the meaning of the Act) as soon as practicable, an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(e) During the period beginning from the date of the Prospectus and continuing to and including 90 days after such date, not to offer, sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, except as provided hereunder, any shares of capital stock of the Company (including Common Stock) or securities of the Company that are convertible into or exchangeable or exercisable for shares of capital stock of the Company (including Common Stock), including any global, American or similar depositary shares, or publicly disclose its intention to make any offer, sale, pledge, disposition or filing, without, in each case, the prior written consent of the Representatives, except (1) additional shares of the Company's capital stock (including Common Stock) representing a dividend or free distribution in respect of such stock, provided that the holders of the shares underlying the ADSs participate in such dividend or free distribution on substantially the same basis as all of the Company's other shareholders, (2) a conversion or exchange of convertible or exchangeable securities outstanding on the date of this Agreement, (3) a sale of securities to members of the Company's employee stock ownership program or an issuance of stock options to the Company's employees under its compensation scheme, (4) the filing of a registration statement relating to the ADSs in order to enable the exchange of such ADSs for exchangeable notes issued by Momenta (Cayman) pursuant to the terms of such Notes and (5) Common Stock (whether newly issued or held as treasury stock or by a beneficial trust fund established by the Company) or securities of the Company that are convertible into or exchangeable or exercisable for such shares of Common Stock, offered or sold by the Company as consideration for the acquisition by the Company, or merger or consolidation with or into the Company, of any of the Company's majority-owned subsidiaries which is a majority-owned subsidiary of the Company as of the date of this Agreement.

(f) To comply in all material respects with the Deposit Agreement so that ADRs evidencing ADSs to be delivered to the Underwriters at the Time of Delivery are executed by the Depositary (and, if applicable, countersigned) against receipt of the Shares deposited with the Depositary by the Selling Stockholders;

(g) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Shares and the ADSs until it has been advised by the Representatives pursuant to Section 3(c) of this Agreement that the distribution of the ADSs pursuant to this Agreement and that all stabilization activities relating thereto have been terminated;

(h) To use its best efforts (i) to list by the Time of Delivery the ADSs on the New York Stock Exchange and SEAQ International and (ii) to procure admission of the ADSs to the Official List of the United Kingdom Listing Authority (the "UKLA") and to trading on the London Stock Exchange and, in each of (i) and (ii) above, that such listing or admission becomes effective by the Time of Delivery; and

(i) If the Selling Stockholders and the Underwriters elect to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 p.m., Washington, D.C. time, on the date of this Agreement, provided that the Selling Stockholders shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act and, unless such fee shall be paid, the Company shall not be required to make such filing.

Section 6. The Selling Stockholders and the Underwriters shall pay such fees and expenses incurred in connection with the consummation of the transactions contemplated herein in accordance with the agreement among such parties relating to payment of such fees and expenses (the "Expense Side Letter").

Section 7. The obligations of the Underwriters hereunder, as to the ADSs to be delivered at the Time of Delivery, shall be subject, in the discretion of the Representatives, to the condition that all representations and warranties and other statements of the Company and of the Selling Stockholders herein, at and as of the Time of Delivery for such ADSs, are true and correct in all material respects, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a) The Prospectus as amended or supplemented in relation to the Shares and ADSs shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; if the Selling Stockholders and the Underwriters have elected to rely upon Rule 462(b), the Rule 462(b) Registration Statement shall have become effective by 10:00 p.m., Washington, D.C. time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the Representatives' reasonable satisfaction;

(b) Cleary, Gottlieb, Steen & Hamilton, U.S. counsel for the Underwriters, shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery, with respect to the ADSs to be sold at the Time of Delivery, the Registration Statement, the ADS Registration Statement and the Prospectus each as amended or supplemented and such other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c) Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Company and the Selling Stockholders shall have furnished to the Representatives their written opinion or opinions, dated the Time of Delivery, in form and substance satisfactory to the Representatives to the effect that:

(i) Assuming that this Agreement has been duly authorized, executed and delivered by the Company and each of the Selling Stockholders under the laws of all other applicable jurisdictions including Korea, this Agreement has been duly executed and delivered (to the extent such execution and delivery are governed by the laws of the State of New York) by the Company and each of the Selling Stockholders;

(ii) Assuming that (A) the Deposit Agreement has been duly authorized, executed and delivered by the Company under the laws of all other applicable jurisdictions including Korea and (B) the Deposit Agreement is (1) valid and binding on the Depositary and (2) valid and binding on all parties thereto under the laws of all other applicable jurisdictions including Korea, the Deposit Agreement has been duly executed and delivered (to the extent such execution and delivery are governed by the laws of the State of New York) by the Company and is a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and to general principles of equity (regardless of whether enforceability is considered at a proceeding at law or in equity);

(iii) Assuming that (A) the Shares have been duly authorized and are validly issued, fully paid and nonassessable and that any preemptive rights with respect to the Shares have been validly waived or exercised, (B) the Shares are free and clear of any pledge, lien, security interest, charge, claim, equity or encumbrance of any kind or any restriction on transfer or voting, except as set forth in the Prospectus and (C) the ADRs will be manually signed by the Depositary and registered by the Depositary and will conform to the specimen thereof examined by such counsel evidencing the American Depositary Shares of the Company representing shares of Common Stock, upon due issuance by the Depositary of the ADRs (including any master ADR issued in connection therewith) evidencing the ADSs against the deposit of the Shares by the Selling Stockholders in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights of holders of ADRs specified therein and in the Deposit Agreement;

(iv) The execution and delivery by the Company and each of the Selling Stockholders of this Agreement and by the Company of the Deposit Agreement and the consummation by the Company and the Selling Stockholders, as applicable, of the transactions contemplated by each of this Agreement and the Deposit Agreement, including the issuance and sale of the ADSs, will not violate or conflict with, or result in any contravention of, any law, rule or regulation of the State of New York and the federal laws of the United States of America, in each case, which, in counsel's experience, are normally applicable to transactions of the type contemplated by each of this Agreement and the Deposit Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), it being understood that counsel need not make any special investigation as to the applicability of any other law, rule or regulation;

(v) No consent, approval, license, authorization or validation of, filing, qualification or registration with (other than any consent, approval, license, authorization, validation, filing, qualification or registration which may have become applicable as a result of the involvement of any other party (other than the Company or either Selling

Stockholder, as applicable) in the transactions contemplated hereby or by the Deposit Agreement or because of such parties' legal or regulatory status or because of any other facts specifically pertaining to such other parties) any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company or either of the Selling Stockholders, as applicable, pursuant to any law, rule or regulation of the State of New York and the federal laws of the United States of America, in each case, which, in counsel's experience, are normally applicable to transactions of the type contemplated by each of this Agreement and the Deposit Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required in connection with, the execution or delivery of this Agreement by the Company or either of the Selling Stockholders or the Deposit Agreement by the Company, or the consummation, as applicable, of the transactions contemplated thereby; except for the effectiveness orders of the Commission with respect to the Registration Statements, the ADS Registration Statements and the registration statement of the Company on Form 8-A with respect to the registration of the ADSs under the Exchange Act filed with the Commission on June 6, 1996, no approval, authorization, registration or qualification under the Act or the Exchange Act is required in connection with, or is required to authorize, the execution or delivery of this Agreement by the Company and the Selling Stockholders and the Deposit Agreement by the Company or the consummation by the Company or either of the Selling Stockholders, as applicable, of the transactions contemplated hereby;

(vi) The statements set forth in the Prospectus as amended or supplemented (A) under the caption "Description of American Depositary Shares", (B) in the first paragraph under the caption "Underwriting", (C) in the table immediately following the first paragraph under the caption "Underwriting", (D) in the second paragraph under the caption "Underwriting", (E) in the first full paragraph on page S-19 of the Prospectus under the caption "Underwriting" (relating to the Company's agreement not to offer or sell certain of its securities, subject to certain exceptions for 90 days after the issue date of the Prospectus) and (F) in the fifth full paragraph on page S-21 of the Prospectus under the caption "Underwriting" (relating to the Company's and the Selling Stockholders' agreement in indemnify the Underwriters), insofar as such statements purport to summarize certain provisions of the documents referred to therein, fairly summarize such provisions in all material respects;

(vii) Although the discussion set forth in the Prospectus as amended or supplemented under the heading "Taxation – United States Federal Income Tax Considerations" does not purport to summarize all possible United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and the Shares, it constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences that are anticipated to be material to that are anticipated to be material to U.S. holders who purchase ADSs pursuant to the Offering;

(viii) The Company is not an "investment company" as defined in the Investment Company Act of 1940, as amended.

(ix) Under the laws of the State of New York relating to personal jurisdiction, each of the Company and each of the Selling Stockholders has validly and irrevocably submitted to the personal jurisdiction of any U.S. federal court or New York State court located in the City, Country and State of New York, in any action arising out of or relating to this Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purpose described in Section 15 hereof; and service of process effected on such agent in the manner set forth in Section 15 hereof will be effective insofar as the law of the State of New York is concerned to confer valid personal jurisdiction over each of the Company and the Selling Stockholders in any such action;

(x) Under the laws of the State of New York relating to personal jurisdiction, the Company has validly and irrevocably submitted to the personal jurisdiction of any federal or state court in the City, County and State of New York, United States of America in any action arising out of or relating to the Deposit Agreement or the transactions contemplated thereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed CT Corporation System as its authorized agent for the purpose described in Section 7.06 of the Deposit Agreement; and service of process effected on such agent in the manner set forth in Section 7.06 of the Deposit Agreement will be effective insofar as the law of the State of New York is concerned to confer valid personal jurisdiction over the Company in any such action;

(xi) Assuming that the ADSs are "financial assets" as defined in Section 8-102 of the Uniform Commercial Code as in effect in the State of New York (the "New York UCC"), any action based on an adverse claim to 20,000,007 ADSs deposited in or held by DTC, whether such action framed in conversion, replevin, constructive trust, equitable lien or other theory, may not be asserted successfully against the Underwriter to whose account at DTC the ADSs are credited, assuming that the Underwriter towhose account at DTC the ADSs are credited acquires security entitlements with respect to such ADSs from DTC and neither of the Representatives nor any other Underwriter has notice of any adverse claims (as defined in Section 8-105 of the New York UCC, which definition includes, without limitation, any adverse claim that the Representative or any Underwriter would discover upon any investigation which such person has a duty, imposed by statute or regulation, to investigate); counsel's opinion may be limited to the financial asset consisting of ADSs deposited in DTC and need not express any opinion whether or to what extent an adverse claim may be asserted against the securities entitlement created by DTC in favor of the Underwriter to whose account at DTC the ADSs are credited;

(xii) The Registration Statement, at the time that PostEffective Amendment No. 4 to Registration Statement No. 333-14102 filed with the Commission on July 23, 2002 and the Registration Statement No. 333-91304 became effective (as amended by the Form 6-K furnished by the Company to the Commission on July 25, 2002), and the Prospectus as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery, as of the date thereof (except, in each case, the financial statements and schedules and other financial data included or incorporated by reference therein or excluded therefrom, or the exhibits thereto as to which counsel need express no opinion and, except to the extent expressly stated in subsections (vi) and (vii) of this Section 7(c), counsel need not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus), appeared on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations thereunder; and

(xiii) Although counsel are not passing upon, and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented and have made no independent check or verification thereof (except to the limited extent expressly set forth in subsections (vi) and (vii) of this Section 7(c)), on the basis of the foregoing, no facts have come to their attention that have led them to believe that the Registration Statement at the time that Post-Effective Amendment No. 4 to Registration Statement No. 333-14102 filed with the Commission on July 23, 2002 and the Registration Statement No. 333-91304 became effective (as amended by the Form 6-K furnished by the Company to the Commission on July 25, 2002) or the ADS Registration Statement, at the time Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-96575) became effective, contained an untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as amended and supplemented, as of the date thereof or at the Time of Delivery, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that counsel need not express any opinion or belief with respect to the financial statements, schedules and other financial data included or incorporated by reference therein or excluded therefrom or the exhibits to the Registration Statement).

In rendering such opinion, such counsel may (i) state that their opinion is limited to matters governed by the federal laws of the United States and the laws of State of New York, (ii) rely as to matters of fact to the extent they deem proper, on statements and representations of officers and other representatives of the Company and the Selling Stockholders and (iii) state that their opinion is subject to the effect of foreign laws or foreign governmental actions. Such opinion may state that such counsel expresses no opinion as to the subject matter jurisdiction of the federal courts of the United States of America over any action between two parties neither of which is a "citizen" of any state for purposes of 28 U.S.C. Section 1332 or as to the provisions of Section 5.10 of the Deposit Agreement.

(d) Woo, Yun, Kang, Jeong & Han, Korean counsel for the Company, shall have furnished to the Representatives their written opinion dated the Time of Delivery, in form and substance satisfactory to the Representatives, to the effect that:

(i) The Company has been duly incorporated and is validly existing as a corporation with limited liability under the laws of the Republic, with power and authority to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

(ii) To the best of such counsel's knowledge and other than as set forth in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending to which the Company is a party or of which any property of the Company is the subject which, if determined adversely to the Company, are reasonably likely to have a material adverse effect on the financial position, stockholders' equity, result of operations or business of the Company and its subsidiaries taken as a whole and, to the best of such counsel's knowledge, no such proceedings are threatened by governmental authorities or others;

(iii) This Agreement has been duly authorized, executed and delivered by the Company;

(iv) The Company has an authorized capitalization as set forth in the Prospectus, and all of the issued shares of capital stock of the Company, including the Shares, have been duly authorized and validly issued, and are fully paid and nonassessable; the statements set forth under the heading "Description of the Capital Stock" in the Prospectus as amended or supplemented, insofar as such statements purport to summarize certain provisions of the Shares and of the Company's Articles of Incorporation, provide a fair and accurate summary of such provisions in all material respects; the stockholders of the Company have no preemptive or other rights to acquire the Shares or the ADSs; and there are no restrictions on transfers of the Shares or the ADSs (with respect to transfers of ADSs between non-Korean residents and/or foreigners, under relevant laws, as the case may be) under Korean law except as described in the Prospectus as amended or supplemented under "Business—Laws and Regulation," "Description of American Depositary Shares" and "Korean Foreign Exchange Controls and Securities Regulations";

(v) there is no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Company among the Shares and other outstanding shares of Common Stock and all holders (on the record date) of such Shares will be entitled, on the same basis as such other outstanding shares of Common Stock, to payment of full annual dividends in respect of the Company's 2002 fiscal year, if any such dividends are declared;

(vi) The Deposit Agreement has been duly authorized, executed and delivered by the Company and the Company has satisfied all Korean legal requirements applicable to it to make the Deposit Agreement a legal, valid, binding and enforceable agreement of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights generally and to general principles of equity;

(vii) The compliance by the Company with all of the provisions of the Shares and the ADSs, the Deposit Agreement, and this Agreement, the filing of the Registration Statement, and the consummation by the Company of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument known to such counsel to which the Company is a party or by which the Company is bound or to which any of the material properties or assets of the Company is subject, nor will such actions result in any violation of the provisions of the Articles of Incorporation of the Company or any statute, order, rule, regulation, judgment or decree of any Governmental Agency in the Republic having jurisdiction over the Company or any of its properties;

(viii) No Government Authorization of any Governmental Agency in the Republic is required under Korean law for the deposit by the Selling Stockholders of the Shares being deposited with the Depositary against issuance of the ADRs evidencing the ADSs to be delivered at the Time of Delivery, the sale by the Selling Stockholders of the

Shares and the ADSs, and the performance by the Company of the transactions contemplated by the Deposit Agreement or this Agreement except (A) the filing of a report with (i) the Korean Ministry of Finance and Economy in connection with the issuance of the ADR, and (ii) the Korean Financial Supervisory Commission and the Korean Stock Exchange in connection with the acquisition of five percent (5%) or more of the total outstanding and issued shares of the Company, and (B) such Government Authorization as have been obtained or made, or will be obtained or made, under the Korean Securities and Exchange Act of 1962, as amended, and the regulations thereunder;

(ix) The statements of Korean law under the headings "Business—Laws and Regulation", "Management—Directors and Senior Management" and "Korean Foreign Exchange Controls and Securities Regulations" are true and correct in all material respects and constitute a fair summary thereof;

(x) The statements set forth in the Prospectus as amended or supplemented under the heading "Taxation—Korean Taxation" insofar as such statements purport to summarize Korean tax laws relating to the ADSs provide a fair summary of the principal Korean tax consequences of an investment in the ADSs;

(xi) The Company would not, under the laws of the Republic, be entitled to plead, or cause to be pleaded on its behalf, sovereign immunity with respect to any of its obligations under the Deposit Agreement, this Agreement, the Shares or the ADSs;

(xii) The choice of law provisions set forth in Section 14 of the Underwriting Agreement and Section 7.06 of the Deposit Agreement will be recognized by the courts of Korea insofar as the application of the laws of the State of New York is not contrary to the public policy of Korea, provided that (x) Korean laws bearing upon the capacity ofthe Company to enter into contracts and (y) Korean laws, decrees and administrative regulations requiring governmental approvals, authorizations and consents for actions or contracts executed by the Company will be applied by the Korean courts; the Underwriting Agreement is in proper legal form under the laws of Korea for the enforcement thereof in Korea against the Company, provided that in order to be admissible in a Korean court, a document should be in the Korean language or accompanied by a Korean language translation thereof; the Company can sue and be sued in its own name; under the laws of Korea, the submission ofthe Company to the non-exclusive jurisdiction of federal and state courts in New York City (each a "New York Court" and collectively the "New York Courts") is valid and binding; and any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Underwriting Agreement or the Deposit Agreement or the transactions contemplated by the Underwriting Agreement will be recognized in Korea provided that (A) such judgment was finally given by a court having valid jurisdiction, (B) the Company received service of process otherwise than by publication or responded to the action without being served with process, (C) such judgment is consistent with the public policy of Korea, and (D) judgments of the courts of Korea are similarly recognized and enforced under the laws of the jurisdiction in which such judgment has been given;

(xiii) The Company has the power, under the laws of the Republic, to submit, and has taken all necessary corporate action to submit, including, to the extent necessary under the laws of the Republic, a valid waiver of immunity, to the jurisdiction of any New York State or U.S. federal court located in the Borough of Manhattan, The

City of New York, New York, and to appoint CT Corporation System as the authorized agent of the Company for the purposes and to the extent described in this Agreement; and, under the laws of the Republic, neither the Company nor any of its property, whether in the United States or in the Republic, is immune from any action in aid of execution, or from execution upon, any judgment of any such court;

(xiv) To ensure the legality, validity, enforceability and admissibility into evidence in the Republic of each of this Agreement, the Deposit Agreement, the Shares or the ADSs or any such other document, it is not necessary that any of this Agreement, the Deposit Agreement, the Shares, the ADSs or any such other document be filed or recorded with any court or other authority in the Republic;

(xv) It is not necessary under the laws of the Republic (A) to enable any holder of Shares or ADSs, the Underwriters or the Depositary, or any or all of them, to enforce their respective rights under any of this Agreement, the Deposit Agreement, the ADSs or any other documents to be furnished thereunder or (B) solely by reason of the execution, delivery or consummation of any of this Agreement, the Deposit Agreement, the ADSs or any other documents to be furnished thereunder, that any of them should be licensed, qualified or entitled to carry out business in the Republic;

(xvi) No Underwriter or holder of Shares or ADSs will be deemed resident, domiciled or carrying on business in the Republic for the purpose of taxation in the Republic solely by reason of the execution, delivery, consummation or enforcement of any of this Agreement, the Deposit Agreement, the ADSs or any other document to be furnished hereunder or thereunder, provided that the execution, delivery, consummation or enforcement of such document by the Underwriters and the holder of Shares or ADSs takes place outside of the Republic;

(xvii) Although they do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented (except for those referred to in the opinion in subsection (viii) and (ix) of this Section 7(d)), nor have they independently verified the accuracy, completeness or fairness of such statement (except as aforesaid), no information has come to their attention that causes them to believe that the Registration Statement as of its effective date, or any further amendments thereto made by the Company prior to the Time of Delivery (other than the financial statements and schedules and other financial data included therein as to which they need express no view) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or that as of the date thereof or at the Time of Delivery, the Prospectus as amended or supplemented (other than the financial statements and schedules and other financial data included therein as to which they need express no view), contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(xviii) Immediately prior to the time of the deposit of the Shares by the Selling Stockholders with the Depositary against the issuance of the ADRs evidencing the ADSs to be sold by the Selling Stockholders to the Underwriters, the Selling Stockholders were deemed to possess such Shares and were presumed to own the beneficial interest in those Shares, provided the Shares were credited to the account of the Selling

Stockholders in the customer account book kept by the custodian which is a participant in the Korea Securities Depository;

(xix) The deposit of the Shares by the Selling Stockholders with the Depositary against the issuance of ADRs evidencing the ADSs to be delivered by the Selling Stockholders at the Time of Delivery, the Company's consent to such deposit, the sale of the ADSs by the Selling Stockholders to the Underwriters and the compliance by the Selling Stockholders with all the provisions of the Shares and the ADSs and this Agreement and the consummation by the Selling Stockholders of the transactions herein and therein contemplated will not result in any violation of the provisions of any statute, order, rule, regulation, judgment or decree of any Governmental Agency in the Republic;

(xx) Assuming that SK Global has satisfied those legal requirements that are applicable to them under any law other than the laws of the Republic of Korea, the Power of Attorney has been duly executed and delivered by SK Global and constitutes a valid and binding power of attorney of SK Global in accordance with its terms;

(xxi) No stamp or other issuance or transfer taxes or duties, and no capital gains, income, withholding or other taxes, are payable to the Republic or any political subdivision or taxing authority thereof or therein by or on behalf of the Underwriters in connection with (A) the deposit with the Depositary by the Selling Stockholders of Shares against the issuance of ADRs evidencing the ADSs, (B) the sale and delivery by the Selling Stockholders to or for the respective accounts of the Underwriters of the ADSs or (C) the sale and delivery outside the Republic by the Underwriters of the ADSs received from the Selling Stockholders to the initial purchasers thereof in the manner contemplated herein, except the Republic's Securities Transaction Tax to the extent the Republic's tax authorities may decide to impose it, and stamp taxes, nominal in amount, due upon the execution in Korea of each copy of certain documents related to the foregoing transactions. Failure to pay any stamp taxes will not significantly adversely affect the validity and enforceability of the documents.

In rendering such opinion, such counsel may (i) state that their opinion is limited to matters governed by the laws of the Republic and rely as to all matters governed by New York law upon the opinion of Skadden, Arps, Slate, Meagher & Flom referred to in subsection (c) of this Section and (ii) rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company.

(e) Shin & Kim, Korean counsel for the Underwriters, shall have furnished to the Representatives their written opinion or opinions, dated the Time of Delivery in form and substance satisfactory to you, substantially to the effect set forth in subsection (d) of this Section, and such counsel shall have received from the Company such papers and information as they may reasonably request to enable them to pass upon such matters. In rendering such opinion or opinions such counsel may rely as to all matters governed by New York law upon the opinions of Cleary, Gottlieb, Steen & Hamilton and Skadden, Arps, Slate, Meagher & Flom referred to in subsections (b) and (c) of this Section.

(f) Patterson, Belknap, Webb & Tyler, LLP, counsel for the Depositary, shall have furnished to the Representatives their written opinion, dated the Time of Delivery, in form and substance satisfactory to you, to the effect that:

(i) Assuming that the Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, the Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and legally binding agreement of the Depositary, enforceable against the Depositary in accordance with its terms except to the extent that (a) enforcement thereof may be limited by (1) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws now and hereafter in effect relating to or affecting creditors' rights generally and (2) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), and (b) rights to indemnity and contribution may be limited by United States federal or state securities laws or public policy;

(ii) The Depositary has full power and authority and legal right to execute and deliver the Deposit Agreement and to perform its obligations thereunder;

(iii) The ADRs issued in accordance with the terms and conditions of the Deposit Agreement and the ADS Registration Statements to evidence the ADSs delivered to the Underwriters in connection with the transaction contemplated in this Agreement are duly and validly issued and entitle the Holders thereof (as defined in the Deposit Agreement) to the rights specified therein and in the Deposit Agreement;

(iv) The ADS Registration Statements have been declared effective under the Act and, to counsel's knowledge, no stop order suspending the effectiveness of the Registration Statements has been issued and no proceeding for that purpose has been initiated or threatened. The ADS Registration Statements comply as to form in all material respects with the requirements of the Act and the rules and regulations adopted by the Commission thereunder, in each case known to us to be interpreted by the Staff of the Commission at this time; and

(v) The statements in the Prospectus filed as part of the Registration Statement under the heading "Description of American Depositary Shares", insofar as such statements purport to describe the ADS Depositary and summarize certain provisions of the Deposit Agreement, the ADSs and the ADRs, are fair and accurate.

In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States.

(g) On the date of this Agreement at a time prior to the execution of this Agreement and at the Time of Delivery, Ahn Kwon & Co., the independent accountants of the Company, who have audited the consolidated financial statements of the Company and reviewed certain non-consolidated unaudited financial information of the Company as described in SAS No. 71, Interim Financial Information, included in the Registration Statement, shall have furnished to the Representatives a letter, dated the effective date of the Registration Statement, or the date of the most recent report filed with the Commission containing financial statements and incorporated by reference in the Registration Statement, if the date of such report is later than such effective date, and a letter dated the Time of Delivery, respectively, to the effect set forth in Annex I hereto, and with respect to such letter dated the Time of Delivery, confirming in all material respects the conclusions and findings set forth in the earlier letter furnished pursuant hereto;

(h) (A) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus as amended prior to the date of this Agreement any loss or interference with its business from fire, explosion, flood or any other calamity, whether or not covered by insurance, or from any labor stoppage or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented prior to the date of this Agreement, and (B) since the respective dates as of which information is given in the Prospectus as amended or supplemented prior to the date of this Agreement there shall not have been any change in the consolidated capitalization or consolidated long-term debt of the Company and its subsidiaries taken as a whole or any change, or any development involving a prospective change in, or affecting the general affairs or senior management of, the Company or the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented prior to the date of this Agreement, the effect of which, in any such case described in clause (A) or (B), is in the judgment of the Representatives, after consultation with the Company so material and adverse to the Company and its subsidiaries taken as a whole as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus as amended or supplemented;

(i) On or after the date hereof (i) no downgrading shall have occurred in the rating accorded the Company by a "nationally recognized statistical rating organization", as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities;

(j) On or after the date hereof there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally or in the Company's securities on the New York Stock Exchange, the London Stock Exchange and/or the Korea Stock Exchange; (ii) a general moratorium on commercial banking activities in New York, London or the Republic of Korea declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom or the Republic of Korea; (iii) a change or development involving a prospective change in Korean taxation, the ADSs or the transfer thereof materially adversely affecting the Company or its shareholders, if the effect of any such change or development specified in this clause (iii) in the judgment of the Representatives, after consulting with the Company and the Selling Stockholders to the extent practicable, would be so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus as amended or supplemented; or (iv) any outbreak or escalation of hostilities or act of terrorism involving, the United States, the United Kingdom or the Republic of Korea or the declaration by the United States, the United Kingdom or the Republic of Korea of a national emergency or war or the occurrence of any other material calamity or crisis involving the United States, the United Kingdom or the Republic of Korea, if the effect of any such event specified in this clause (iv) in the judgment of the Representatives, after consulting with the Company and the Selling Stockholders to the extent practicable, would be so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus as amended or supplemented or (v) the occurrence of any change in the existing financial, political or economic conditions or currency exchange rates or exchange controls in the United States, the United Kingdom and the Republic of Korea or elsewhere which, in the judgment of the Representatives, after consulting with the Company and the Selling Stockholders to the extent practicable, makes it impracticable or inadvisable to proceed with the public offering or the delivery of the ADSs on the terms and in the manner contemplated in the Prospectus as amended or supplemented;

(k) The ADSs to be delivered at the Time of Delivery shall be duly listed and admitted to trading on the New York Stock Exchange, subject to official notice of issuance;

(l) The Depositary shall have furnished or caused to be furnished to you at the Time of Delivery certificates satisfactory to you evidencing the deposit by the respective Selling Stockholder with it of the Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the respective Selling Stockholders at the Time of Delivery, and the execution, counter-signature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;

(m) The Company and the Selling Stockholders shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the ADSs their respective certificates of officers of the Company and of the Selling Stockholders satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company and the Selling Stockholders, respectively herein at and as of the Time of Delivery, as to the performance by the Company and the Selling Stockholders of all of their respective obligations hereunder to be performed at or prior to the Time of Delivery, and as to the matters set forth in subsections (a) and (h) of this Section; and

(n) The Company and the Selling Stockholders shall have furnished or caused to be furnished to the Representatives such other documents and certificates of officers of the Company and the Selling Stockholders, respectively, satisfactory to the Representatives as to such other matters as the Underwriters may reasonably request to evidence the satisfaction of the conditions set forth in Section 7.

Section 8. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; *provided, however,* that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any Preliminary Prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented in reliance upon and in conformity with (1) the information provided by the Selling Stockholders as specified in Section 8(b) below or (2) written information furnished to the Company by any Underwriter through the Representatives expressly for use therein, and *provided further,* that the Company shall not be liable to any Underwriter under the indemnity agreement in this subsection (a) with respect to any Preliminary Prospectus to the extent that any such loss, claim, damage or liability of such Underwriter results from the fact that such Underwriter sold ADSs to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus or the Prospectus as then amended or supplemented in any case where such delivery is required by the Act if the Company has previously furnished copies thereof in sufficient quantity to such Underwriter and the loss, claim, damage or liability of such Underwriter results from an untrue statement or omission of a material fact contained in the Preliminary Prospectus which was identified in writing at such time to such Underwriter and corrected in the Prospectus or in the Prospectus as then amended or supplemented.

(b) The Selling Stockholders will jointly and severally indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, and only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission related to information in respect of or relating to the Selling Stockholders which shall consist of all statements under the caption "Selling Stockholders," and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; *provided, however,* that the Selling Stockholders shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any Preliminary Prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein, and *provided further,* that the Selling Stockholders shall not be liable to any Underwriter under the indemnity agreement in this subsection (b) with respect to any Preliminary Prospectus to the extent thatany such loss, claim, damage or liability of such Underwriter results from the fact that such Underwriter sold ADSs to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the Prospectus or the Prospectus as then amended or supplemented in any case where such delivery is required by the Act if the Selling Stockholders have previously furnished copies thereof in sufficient quantity to such Underwriter and the loss, claim, damage or liability of such Underwriter results from an untrue statement or omission of a material fact contained in the Preliminary Prospectus which was identified in writing at such time to such Underwriter and corrected in the Prospectus or in the Prospectus as then amended or supplemented.

(c) Each Underwriter will severally and not jointly indemnify and hold harmless the Company and each Selling Stockholder against any losses, claims, damages or liabilities to which the Company or such Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Preliminary Prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any Preliminary Prospectus supplement, the Registration Statement, the ADS Registration Statement or the Prospectus as amended or supplemented in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company or such Selling Stockholder for any legal or other expenses reasonably incurred by the Company or the Selling Stockholders in connection with investigating or defending any such action or claim as such expenses are incurred.

(d) Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under subsection (a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defences and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in subsection (a), (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); *provided, however,* that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the indemnified party's use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defences available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes (i) an unconditional release of such indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to an admission of fault, culpability or failure to act, by or on behalf of any indemnified party. An indemnifying party shall not be liable to indemnify any indemnified party for any settlement, compromise or consent judgment effected without the authority and written consent of the indemnifying party.

(e) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party under such subsection shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company or the Selling Stockholders, as applicable, on the one hand and the Underwriters of the ADSs on the other from the offering of the ADSs to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company or the Selling Stockholders, as applicable, on the one hand and the Underwriters of the ADSs on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company or the Selling Stockholders, as applicable, on the one hand and such Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from such offering of the ADSs (before deducting expenses) received by the Company or the Selling Stockholders, as applicable, bear to the total underwriting discounts and commissions received by such Underwriters, in each case as set forth in the table on the cover page of the Prospectus as amended or supplemented. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholders, as applicable, on the one hand or such Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by*pro rata* allocation (even if the Underwriters or the Selling Stockholders, as the case may be, were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the applicable ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of ADSs in this subsection (e) to contribute are several in proportion to their respective underwriting obligations with respect to such Shares and not joint. The obligations of the Selling Stockholders in this subjection (e) to contribute are joint and several. Pursuant to the foregoing, a Selling Stockholder shall not be required to contribute under this subsection 8(e) except to the extent and under such circumstances as such Selling Stockholder would have been liable under Section 8(a) hereof had indemnification been enforceable under the law.

(f) The obligations of the Company and the Selling Stockholders under this Section 8 shall be in addition to any liability which the Company and the Selling Stockholders may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective

Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company or any Selling Stockholder and to each person, if any, who controls the Company or any Selling Stockholder within the meaning of the Act.

Section 9. If any one or more Underwriters shall fail to purchase and pay for any of the ADSs agreed to be purchased by such Underwriter or Underwriters and such failure to purchase shall constitute a default in the performance of its or their obligations thereunder, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of ADSs set forth opposite their names in Schedule I hereto bears to the aggregate principal amount of ADSs set forth opposite the names of all the remaining Underwriters) the ADSs which the defaulting Underwriter or Underwriters agreed but failed to purchase; *provided, however,* that in the event that the aggregate principal amount of ADSs, which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of the ADSs set forth in Schedule I hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any of the ADSs, and if such non-defaulting Underwriters do not purchase all of the ADSs, this Agreement will terminate without liability to any non-defaulting Underwriter or the Company and the Selling Stockholders. In the event of a default by any Underwriter as set forth in this Section 9, the Time of Delivery shall be postponed for such period, not exceeding seven days, as the Representatives shall determine in order that the required changes in the Registration Statement, the ADS Registration Statement and the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and the Selling Stockholders and any non-defaulting Underwriter for damages occasioned by its default under this Agreement.

Section 10. The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholders and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Stockholders, or any officer or director or controlling person of the Company, or any controlling person of any Selling Stockholder, and shall survive delivery of and payment for the ADSs.

Section 11. If the sale of the ADSs provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 7 hereof is not satisfied, because of any termination pursuant to Section 7 hereof or because of any refusal, inability or failure on the part of the Company or the Selling Stockholders to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, notwithstanding Section 6 of this Agreement, the Selling Stockholders and the Underwriters shall pay such fees and out-of-pocket expenses incurred in making preparations for the purchase, sale and delivery of the Securities in accordance with the Expense Side Letter, but following the payment of all such fees and out-ofpocket expenses the Company and the Selling Stockholders shall then be under no further liability to any Underwriter except as provided in Sections 8 hereof.

Section 12. In all dealings hereunder, the Representatives of the Underwriters of ADSs shall act on behalf of each of such Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by such Representatives; and in all dealings with any Selling Stockholder hereunder, the Representatives and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of such Selling Stockholder made or given by any or all of the Attorneys-in-Fact for such Selling Stockholder.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives c/o Goldman Sachs (Asia) L.L.C., 68th Floor, Cheung Kong Center, 2 Queen's Road, Central, Hong Kong, China, Attention: Special Execution Group (fax +852 2978 0440) and Credit Suisse First Boston Corporation, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: Transactions Advisory Group (fax: +1-212-3254296); if to any Selling Stockholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for such Selling Stockholder at its address set forth in Schedule II hereto; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement: Attention: General Manager, International Finance Team; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 13. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company, the Selling Stockholders and, to the extent provided in Sections 8, 9 and 11 hereof, the officers and directors of the Company and each person who controls the Company, any Selling Stockholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the ADSs from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

Section 14. To the fullest extent permitted by applicable law, each of the Company and the Selling Stockholders irrevocably consents and agrees, for the benefit of the Underwriters, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement, or any ADSs or Shares may be brought in any New York state or U.S. federal court located in the Borough of Manhattan, The City of New York, New York, and waives to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such action, suit or proceeding and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding. The Company and the Selling Stockholders hereby agree that the Company and the Selling Stockholders each has appointed CT Corporation System, New York, New York which appointment each of the Company and the Selling Stockholders hereby agree not to withdraw, as its authorized agent upon whom process may be served in any such action, suit or proceeding, provided that in the event that CT Corporation, ceases to exist, the Company or the Selling Stockholders, as the case may be, shall immediately appoint a successor authorized agent upon whom process can be served. To the fullest extent permitted by applicable law, service of process upon such authorized agents and written notice of such service to the Company or the Selling Stockholders, as the case may be, shall be deemed, in every respect, effective serving of process upon the Company or the Selling Stockholders, as the case may be. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of such agent in full force. The provisions of this Section 14 shall survive any termination of this Agreement, in whole or in part.

Section 15. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "judgment currency") other than United States dollars, the Selling Stockholders, jointly and severally, or the Company, as applicable, will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company or the Selling Stockholders jointly and severally, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

Section 16. Time shall be of the essence of this Agreement. As used herein, "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

Section 17. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 18. This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us eight counterparts hereof.

Very truly yours,

SK TELECOM CO., LTD.

By: ....
Name:
Title:

SK CORPORATION

By: ....
Name:
Title:

SK GLOBAL CO., LTD.

By: ....
Name:
Title:

Accepted as of the date hereof on behalf of each of the Underwriters by:

GOLDMAN SACHS (ASIA) L.L.C.

By: ....
Name:
Title:

CREDIT SUISSE FIRST BOSTON CORPORATION

By: ....
Name:
Title:

SK SECURITIES CO., LTD.

By: ....
Name:
Title:

SCHEDULE I

Underwriter	Total Number of ADSs to be Purchased
Credit Suisse First Boston Corporation	8,700,003
Goldman Sachs (Asia) L.L.C.	8,700,003
SK Securities Co.,Ltd.	2,000,001
ABN AMRO Rothschild	100,000
Deutsche Bank AG, Hong Kong Branch	100,000
ING Bank N.V	100,000
Lehman Brothers Inc.	100,000
SG Securities (HK) Limited	100,000
The Hongkong and Shanghai Banking Corporation Limited	100,000
Total	20,000,007

SCHEDULE II

	Total Number of ADSs to be Sold
SK Corporation	10,100,007
SK Global, Ltd.(a)	9,900,000
Total	20,000,007

(a) SK Global, Ltd. is represented by Woo Yun Kang Jeong & Han, 12th Floor, Textile Center, 944-31 Daechi-dong, Kangnam-ku, Seoul, Korea and has appointed Mr. Duk Kyu Moon and Mr. Hye Min Kang, acting separately and independently, as its Attorneys-in-Fact.

ANNEX I

[Form of comfort letter]

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of August [1], 2002, among SK CORPORATION, a Korean corporation ("SK Corp."), MOMENTA (CAYMAN), a Cayman Islands company (the "Bond Issuer") and SK TELECOM CO., LTD., a Korean corporation ("SKT").

WHEREAS, pursuant to a Purchase Agreement dated July 25, 2002 (the "Purchase Agreement"), among SK Corp., SKT, the Bond Issuer and the initial purchasers named therein, the Bond Issuer and SK Corp. have agreed to sell, and such initial purchasers have agreed to purchase, $1,250,000,000 aggregate principal amount of the Bond Issuer's 2.50% Guaranteed Exchangeable Notes of the Bond Issuer (the "Notes"), such Notes to be issued, and guaranteed by SK Corp., pursuant to an Indenture (the "Indenture"), to be dated as of August [1], 2002 (as defined in the Purchase Agreement) (the "Closing Date"), among the Bond Issuer, SK Corp. and Citibank N.A., as trustee under the Indenture;

WHEREAS pursuant to the terms of the Indenture, the Notes will be exchangeable in certain circumstances into American Depositary Shares ("ADSs") each representing nine common shares, par value KRW500, of SKT ("Common Shares"), and such other property as may from time to time comprise Exchange Property (as defined in the Indenture);

WHEREAS, SK Corp. has requested SKT to register under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Act") the Common Shares underlying the ADSs to be delivered on exchange of the Notes ("Exchange ADSs" and such transactions in which Notes are exchanged for ADSs in accordance with the terms of the Indenture, being referred to herein as "Exchange Transactions");

WHEREAS, pursuant to SKT's registration statements on Form F-3 (File Nos. 333-14102 and 333-91034), as amended (collectively, the "Shelf Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC") for an offering to be made on continuous basis pursuant to Rule 415 of the Act, which was declared effective by the SEC on July 24, 2002, SKT has registered under the Act 2,500,000 Common Shares underlying 22,500,000 ADSs;

WHEREAS, pursuant to registration statements on Form F-6 (File Nos. 333-10152 and 333-96575), as amended (the "ADS Registration Statement"), filed with the United States Securities and Exchange Commission ("SEC"), which was declared effective by the SEC on July 24, 2002, 700,000,000 ADSs have been registered under the Act; and

WHEREAS the parties acknowledge that the Indenture provides that the Bond Issuer will be subject to liquidated damages in the event that the Shelf Registration Statement is not effective or useable for Exchange Transactions and the parties, therefore, wish to ensure that registered Common Shares underlying such ADSs ("Registrable Securities") are available for disposition in Exchange Transactions.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows.

1. Exchange Transactions.

(a) Subject to the Blackout Periods (described below), SKT shall use its best efforts to file with the SEC, within 30 days following the Closing Date, a new registration statement (the "New RS") and/or a post-effective amendment to the Shelf Registration Statement ("Post-Effective Amendment") which amends the Shelf Registration Statement to provide for the disposition of Registrable Securities in Exchange Transactions, (i) when held by holders or beneficial owner through such holders who certify that they are (x) not US Persons and (y) not in the United States (as such terms are defined in Regulation S under the Act), at any time commencing on the 41st day following the date of issuance of the Notes; and (ii) otherwise, at any time commencing on the date one year following the date of issuance of the Notes.

(b) To the extent not prohibited by any applicable law or applicable interpretations of the SEC, and subject to the Blackout Periods (described below), SKT shall use its best efforts to have the New RS and/or the Post-Effective Amendment, as applicable, declared effective by the SEC within 40 days following the Closing Date, and to ensure that the New RS and/or the Shelf Registration Statement (as amended by the Post Effective Amendment), and as each of them otherwise may be amended or supplemented from time to time, as applicable, thereafter remains effective, up-to-date and (together with the prospectus contained therein, as amended or supplemented from time to time) able to be used for Exchange Transactions at all times until the earliest of the date on which either (x) all the Notes have been exchanged in Exchange Transactions for Exchange Property (as such term is defined in the Indenture), or (y) the principal amount of all the outstanding Notes has been repaid or redeemed in full, such date to be notified by SK Corp. to SKT (the "Termination Date").

(c) SKT shall use its best efforts to cause the Depositary of the ADSs to maintain the effectiveness of one or more ADS Registration Statements registering a sufficient number of ADSs as may from time to time be necessary to enable SK Corp. and the Bond Issuer to comply with their respective obligations under the Indenture to deliver registered ADSs, at all times (except during Blackout Periods, as defined below) through the Termination Date.

2. Number of Registered ADSs

(a) SKT shall use its best efforts to ensure that at all times up to and including the Termination Date, there are at least the Minimum Number (as defined below) of Registrable Securities registered pursuant to the Shelf Registration Statement (as amended or supplemented from time to time) which are available for disposition thereunder in Exchange Transactions. The "Minimum Number" shall mean, from time to time, such number of Registrable Securities as are included in the Exchange Property, as advised by SK Corp. to SKT from time to time, provided that for the period from the date hereof through the date of commencement of the Exchange Right under the Indenture, Minimum Number shall mean 5,117,500 Common Shares underlying 46,057,500 ADSs.

(b) In order to comply with Section 2(a) above, at the request of SK Corp. from time to time, SKT will use its best efforts to register such additional Registrable Securities as may from time to time be necessary to enable SK Corp. and the Bond Issuer to comply with their respective obligations under the Indenture to deliver registered ADSs, by filing and having declared effective additional post-effective amendments to the Shelf Registration Statement and/or additional registration statements registering such additional Registrable Securities.

3. Registration Process

(a) SK Corp., the Bond Issuer and SKT agree to cooperate with one another with a view to enabling (i) SKT to comply with its obligations under this Agreement and (ii) SK Corp. and the Bond Issuer to comply with their respective obligations under the Indenture and the Notes in respect of Exchange Transactions, so that the Bond Issuer (and as a result of its guarantee, SK Corp.) are not required to pay liquidated damages under Section 1206 of the Indenture;

(b) Through the Termination Date, and except as otherwise provided in Section 4 below, SKT agrees to use its best efforts (i) to keep the New RS and/or Shelf Registration Statement (as amended or supplemented), as applicable, up to date and in compliance with the Act and to further amend or supplement the New RS and/or the Shelf Registration Statement (as amended or supplemented), as applicable, whether by filing periodic reports on Forms 20-F and 6-K (or any successor form) under the United States Securities Exchange Act of 1934, as amended ("Exchange Act") which are incorporated by reference into the registration statement, or by manually amending the New RS and/or the Shelf Registration Statement (as amended or supplemented), as applicable, or otherwise, to ensure that (i) the New RS and/or the Shelf Registration Statement (as amended or supplemented), as applicable, shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) each prospectus contained therein (as amended or supplemented from time to time) shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they are made, not misleading;

(c) SKT agrees to cooperate with SK Corp. and the Bond Issuer, as applicable, to prepare such prospectus supplements as may from time to time be required by SK Corp. or the Bond Issuer in connection with Exchange Transactions, and to file with the SEC under Rule 424 under the Act (or any successor rule) such prospectus supplements, as and when may be required under the Act or otherwise, and to deliver such number of prospectus supplements as may be reasonably requested by SK Corp. or the Bond Issuer from time to time for such purpose.

(d) To the extent SK Corp. or the Bond Issuer is obligated to do so under the terms of the Indenture or the Paying Agency Agreement (as defined therein), SKT, the Bond Issuer and SK Corp. shall cooperate with a view to ensuring that the disposition of ADSs in Exchange Transactions complies with applicable Korean laws, and applicable state securities or blue sky laws of the United States, and applicable foreign securities laws.

(e) Each of SK Corp. and the Bond Issuer agrees to furnish to SKT such information regarding itself as SKT may from time to time reasonably require for inclusion in the New RS and/or the Shelf Registration Statement, as applicable, and, notwithstanding any other provision hereof, SKT shall not be under any obligation hereunder to maintain the effectiveness of the New RS and/or the Shelf Registration Statement, as applicable, in the event that either of SK Corp. or the Bond

Issuer fails to provide such information within a reasonable time after SKT's request therefor.

(f) SKT will use its best efforts to list the ADSs representing Registrable Securities on the New York Stock Exchange.

4. Blackout periods. SKT may, by written notice to SK Corp. and the Bond Issuer, at its discretion, suspend the use of the New RS and/or Shelf Registration Statement, as applicable, and any prospectus used to effect Exchange Transactions, in each case during the following periods (each, a "Blackout Period"): (i) the period commencing on the date (the "Audited Financial Statement Date") that the time period from the balance sheet date of the most recent audited financial statements for a financial year, included or incorporated by reference into the shelf registration statement, exceeds the maximum time period permitted under the applicable rules and regulations under the Securities Act, and ending on the earlier of (x) the date SKT files its annual report on Form 20-F in such financial year and (y) May 31 of such financial year; *provided that* no Blackout Period under this clause (i) shall be applicable if the Audited Financial Statement Date falls after May 31 of such financial year and (ii) from time to time, if the board of directors of SKT determines that continued use of such registration statement or prospectus would require SKT to make disclosures that would not be in the best interests of SKT or its stockholders; *provided, however,* that the total number of days in which a Blackout Period under this clause (ii) is in effect shall not, in the aggregate, exceed 90 days during any calendar year.

5. SKT agrees that it will not consent to the transfer or cancellation of any ADSs by the Bond Issuer pursuant to Sections 6 and 7 of the Letter Agreement between SKT and Citibank, N.A. dated August [1], 2002 without the prior written consent of SK Corp.

6. Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

7. Information. SKT shall notify SK Corp. (a) as soon as practicable after SKT learns of or becomes aware of its inability to keep the Registration Statement effective as required by this agreement or (b) of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the Prospectus.

8. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE REPUBLIC OF KOREA WITHOUT REFERENCE TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

10. Third Party Beneficiaries. This Agreement shall be binding on and enure solely to the benefit of the parties, and their successors and permitted assigns, and no other person shall acquire or have any other right under this Agreement or be a beneficiary of any right hereunder.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

SK CORPORATION

By: ______________________________
Name:
Title:

MOMENTA (CAYMAN)

By: ______________________________
Name:
Title:

SK TELECOM CO., LTD.

By: ______________________________
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

By: [signature]
Name: JEONG HWAN CHOI
Title: Head of I.R Planning Team

Date: July 31, 2002.